UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.

(Translation of registrant’s name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Progressive Waste Solutions Ltd. (the “Company”) filed two reports on Form 6-K dated July 30, 2013 that included as exhibits a press release reporting results for the three and six months ended June 30, 2013 and a presentation of second quarter financial results.  Subsequent to such filings, the Company noticed an error in information providing guidance for 2013.  The upper end of the guidance range for Adjusted EBITDA (A) in 2013 should have read $548 million, not $543 million.  The Company is filing this report on Form 6-K/A solely for the purpose of furnishing a corrected version of the press release and presentation.

Other than as expressly set forth above, the amended report on Form 6-K/A does not, and does not purport to, update or restate any information contained in the reports on Form 6-K or reflect any events that have occurred after the reports on Form 6-K were filed.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release CORRECTION FROM SOURCE: PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

99.2	Supplemental Information Package

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2013

Progressive Waste Solutions Ltd.

By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice-President, Associate General Counsel and Secretary

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